SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2017

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒     Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐     No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-☐.)

EXHIBITS

Exhibit Number

1	Interim report for the six months ended June 30, 2017.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•	changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: September 29, 2017

	By:	/s/ Yung Shun Loy Jacky
	Name:	Yung Shun Loy Jacky
	Title:	Company Secretary

Exhibit 1

INTERIM REPORT 2017

中期報告

中國聯合網絡通信(香港)股份有限公司
CHINA UNICOM (HONG KONG) LIMITED
HKEx : 0762 | NYSE : CHU

BEAT THE HEADWIND TURN THE TIDE

迎難而上 邁上健康發展之路

CHINA UNICOM (HONG KONG) LIMITED HKEX : 0762 NYSE : CHU BEAT THE HEADWIND TURN THE TIDE INTERIM REPORT 2017

FORWARD-LOOKING STATEMENTS

Certain statements contained in this report may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

CHAIRMAN’S STATEMENT

DEAR SHAREHOLDERS,

In the first half of 2017, the Company comprehensively deepened the implementation of Focus Strategy and centred on scale and profitable development through growth promotion, cost control and mechanism reform. The Company saw improving operations, made marked progress in the transformation of its business model, further enhanced its network capability and deepened various reforms, making a solid step forward towards healthy development.

OVERALL RESULTS

In the first half of 2017, the Company’s key performance indicators remained robust, and its revenue was increasing steadily. The Company’s service revenue reached RMB124.11 billion, up by 3.2% year-on-year. Profitability improved significantly as planned. The Company’s EBITDA1 amounted to RMB43.56 billion, up by 5.5% year-on-year, and accounted for 35.1% of the service revenue, up by 0.8 percentage point year-on-year; and profit attributable to the equity shareholders of the Company increased by 68.9% year-on-year to RMB2.42 billion.

The Company boosted return by implementing precise investment, actively promoting cooperative sharing and tapping into each others’ resources. Capital expenditure substantially decreased by 49.5% year-on-year to RMB9.14 billion in the first half of 2017. Thanks to the gradual improvement in service revenue and the substantial decline in capital expenditure, the Company’s free cash flow reached RMB37.52 billion.

Taking into account the Company’s profitability, debt obligations and cash flows, capital required for future development, etc., the Board of Directors does not recommend the payment of interim dividend for the current year. The Board will submit a proposal for final dividend payment based on our overall results for the year for consideration at the shareholders’ general meeting.

BUSINESS DEVELOPMENT

Strengthened Data Traffic Operation and Marketing Model Transformation with Mobile Service Revenue Growth Outperformed the Industry Average

In the first half of 2017, the Company transformed the development model of its mobile service by stepping up online sales efforts via 2I2C, 2B2C, etc. in order to enhance the quality of new subscribers. With a low customer acquisition cost and subsidiary model, the Company’s mobile service revenue reached RMB76.84 billion, representing a year-on-year growth of 5.2% which exceeded the industry average. Mobile billing subscribers achieved a net increase of 5.63 million to a total of 269.45 million. The average revenue per user (ARPU) of mobile billing subscribers amounted to RMB48.0, representing a significant increase as compared to RMB46.4 for the full year of 2016.

During the period, the Company sped up the development of 4G service. The Company fully leveraged its network strengths and launched diverse data-oriented products such as 2I2C, 2B2C and “ice-cream” unlimited data packages in an effort to meet various customer demands. The Company further strengthened the alignment among customers’ needs, products and channels to improve marketing effectiveness, enhanced the synergy and interaction between online and offline channels, and accelerated the migration of 2G subscribers to 4G so as to improve the subscriber mix. In the first half of 2017, the Company’s 4G subscriber witnessed a net increase of 34.26 million to a total of 138.81 million. The proportion of 4G subscribers to total mobile billing subscribers increased by 23.7 percentage points year-on-year to 51.5%. The ARPU of 4G subscribers reached RMB66.5.

The Company pushed forward product offerings transformation towards providing more data-oriented products, led by the release of data capacity and simplified design of contract packages, developed a differentiated content system based on “Unlimited Video Enjoyment” + “WO Video” to promote the transition to innovative “data + content” business model, and leveraged big data analytics to promote minimum spending commitment and scenario marketing, etc. so as to stimulate rapid data growth and customer value enhancement. In the first half of 2017, the Company’s total handset data usage grew by 325.7% year-on-year, with the revenue from handset Internet access reaching RMB42.90 billion. The monthly average DOU per 4G subscriber was 3,330 MB.

Rapid Growth of Innovative Businesses Promoted Steady Development in Fixed-line Service

In the first half of 2017, the Company actively promoted the scale development of innovative businesses, which offset the decline in fixed-line voice revenue and the pressure from the competition in the broadband market. The fixed-line service revenue was RMB46.57 billion, which was largely stable as compared to the same period of last year. Within that, the proportion of voice revenue dropped to 13.4%, further improving the fixed-line service structure.

The Company actively leveraged its competitive advantages in the field of industrial Internet, focused on key areas, strengthened capability development, optimised business system and carried out cooperation on quality resources with the value chain, achieving new breakthroughs in innovative business development. In the first half of 2017, the Company’s Information Communications Technology (ICT) revenue reached RMB1.87 billion, up by 15.6% year-on-year. Internet Data Centre (IDC) and cloud computing revenue reached RMB5.80 billion, up by 22.0% year on year. Internet of things connections exceeded 50 million. Merchants Union Consumer Finance’s outstanding loan balance reached RMB32.0 billion. The Company continued to command leadership in big data business and maintained its leading position in personal credit rating and location-based services.

Promoted User Consumption Upgrade and Integrated Development with High-bandwidth Products and Services to Actively Counter Exceptionally Fierce Broadband Competition

In the first half of 2017, the Company faced fierce competition in the broadband market. The Company fully leveraged its all-fibre network advantage to vigorously promote video-oriented high-bandwidth content and application products in an effort to drive user bandwidth upgrade, optimised the end-to-end customer service workflow to improve customer satisfaction, and proactively promoted household Internet integrated products of broadband, video, applications, etc, to drive mutual-promoting development. In the first half of the year, the Company’s fixed-line broadband access revenue amounted to RMB21.56 billion, down by 3.0% year-on-year. The number of fixed-line broadband subscribers increased by 4.0% year-on-year to 76.92 million. “Smart WO Family” subscribers accounted for 30.9% of the fixed- line broadband subscribers, up by 9.8 percentage points year-on-year. In the second half of the year, the Company will focus on enriching the broadband content and applications, improving product offerings and strengthening operations and services, so as to constantly enhance differentiated competitiveness.

NETWORK DEPLOYMENT

In the first half of 2017, with a focus on improving quality and efficiency, the Company practised precise network deployment and increased the utilisation efficiency of existing resources. The Company maintained its network quality and perception in key regions on par with the industry while at the same time taking into account the investment returns.

Making the best use of its improved network capacity and capability advantages resulting from the large-scale deployment of 4G network and fixed-line broadband fibre upgrade over the past two years, the Company focused its investment on key cities and 4G network, as well as regions with high asset utilisation and high promising returns on investment. The Company actively promoted sharing of resources and carried out cooperation with private capital to meet market demand with innovative business models. In the first half of 2017, the utilisation rate of the Company’s 4G network reached 35%, and FTTH subscribers accounted for 74.2% of the total fixed-line broadband subscribers, which were both significantly higher as compared to the same period of last year.

The Company continued to enhance its transmission, carrier network and other basic network capabilities, and its backbone network maintained the lowest latency in the industry. The Company closely monitored the evolution of new technology. It built the world’s biggest single-city NB-IoT network in Shanghai and comprehensively introduced NFV technology to pave the way for future development.

DEEPENED COOPERATION AND INNOVATIVE TRANSFORMATION

In the first half of 2017, the Company actively deepened cooperation and innovative transformation in various fields to seek breakthroughs in business development.

In the first half of 2017, the Company deeply promoted win-win cooperation with Internet companies and leveraged the big data analytics and its unique cBSS system platform advantages to promote 2I2C, 2B2C and other innovative business models, which effectively expanded the touchpoints for customer acquisition through targeted marketing and developed sub-divided segments to drive scale and profitable business development with low incremental costs. The Company deepened its system and mechanism reform on marketing, support and other functional fronts in order to create a highly capable and efficient organisation, optimise operating models, rationalise resources allocation and improve operating efficiency. The Company also deepened its market-oriented reform in innovative businesses to enhance its drive for innovation and continuously improved its financial management, risk control, IT support and other basic capabilities.

CORPORATE GOVERNANCE AND SOCIAL RESPONSIBILITY

The Company insists on improving corporate governance structure and strengthening execution, leading to steady enhancement in management and corporate governance. This year, the Company was awarded a number of accolades, including “Asia’s Best Management Team” by FinanceAsia and “Asia’s No. 1 Most Honoured Telecom Company” by Institutional Investor.

Upholding the development philosophy of “innovation, coordination, green, openness, and sharing”, the Company took the initiative in fulfilling its social responsibility and facilitated harmonious development of economy, society and environment. The Company strived to build a high-speed, green and secure premium network, actively conducted green operation and pushed ahead with equipment recycling to reduce the energy consumption of its network, enhanced service quality to provide users with comfortable experience, assured consumption and caring services. The Company also evolved with its employees by enhancing their self-value and sharing the success of the Company’s achievement, and supported the development of western China by expanding network coverage and strengthening service channel construction in remote areas to narrow the digital divide and create a smart living.

OUTLOOK

At present, with the accelerating transformation of the information communication industry, high-speed data traffic consumption has become a mainstream. Meanwhile, with fast penetration of cloud computing, big data, Internet of things, artificial intelligence and other new technologies, innovative integrated services exhibit rapid growth momentum, indicating great potential for the industry development. Looking ahead, China Unicom is embarking on a new historic journey as the mixed-ownership reform heralds new significant strategic opportunities for the Company’s development. In addition, given that the Company will cease to charge mobile domestic long-distance and roaming fees from 1 September 2017, and market competition is expected to intensify cyclically in the second half of the year, the Company expects that its financial performance will face increasing pressure in the second half of the year.

In the second half of the year, the Company will actively address challenges, insist on scale and profitable development, and uphold the Focus Strategy as the general guideline for its development and reforms, so as to speed up the Company’s progression onto the path of healthy development. The Company will deeply propel its business transformation, maintain the rapid development of 4G business, and accelerate the turnaround of the unfavourable situation of its broadband business. The Company will speed up the improvement of its innovation capacity, strengthen integrated development with enterprises along the value chain, tap into the “Blue Ocean” of the innovative fields to foster new growth engines, and speed up Internet-based transformation of operations with a focus on cooperation and precision operation, so as to continually enhance the utilisation efficiency of resources and assets.

The Company will seize the opportunity of mixed-ownership reform to expedite the establishment of a more efficient and market-oriented operating mechanism, promote partnership with strong industry players with complementary edges, innovate in business model to enhance its corporate vibrancy and unleash its development potential. The Company will also take the opportunity to strengthen the incentive system, explore market-oriented employment and incentive mechanisms with checks and balances to fully bolster development vibrancy and operational efficiency, thus starting a new chapter of the Company’s healthy development.

Lastly, on behalf of the Board of Directors of the Company, I would like to express my sincere gratitude to all shareholders, customers and friends across society for their support to the Company, and to all employees for their dedication and contribution along the way!

Wang Xiaochu

Chairman and Chief Executive Officer

Hong Kong, 16 August 2017

Note 1:	EBITDA represents profit for the period before finance costs, interest income, shares of net profit/(loss) of associates, share of net profit of joint ventures, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Group.

FINANCIAL OVERVIEW

REVENUE

In the first half of 2017, total revenue was RMB138.16 billion, down by 1.5% as compared to the same period of last year. The Company fully implemented “Focus Strategies”, operating results improved steadily. Service revenue was RMB124.11 billion in the first half of 2017, up by 3.2% as compared to the same period of last year. Service revenue from the mobile service was RMB76.84 billion, up by 5.2% as compared to the same period of last year. Service revenue from the fixed-line service was RMB46.57 billion, remain unchanged as compared to the same period of last year.

As a result of the rapid development in the Internet service and continuous optimisation in the Company’s business structure, revenue from non-voice service as a percentage of service revenue further improved from 72.7% in the first half of 2016 to 77.5% in the first half of 2017.

COSTS AND EXPENSES1

In the first half of 2017, total costs and expenses were RMB134.74 billion, down by 2.7% as compared to the same period of last year.

Depreciation and amortisation charge were RMB38.87 billion in the first half of 2017, up by 2.5% as compared to the same period of last year.

Network, operation and support expenses were RMB26.37 billion in the first half of 2017, up by 2.9% as compared to the same period of last year.

The Company continuously promoted the transformation of its sales and marketing model, selling and marketing expenses were RMB16.10 billion in the first half of 2017, down by 6.0% as compared to the same period of last year.

As a result from changes in volume of interconnection services, interconnection charges were RMB6.33 billion in the first half of 2017, down by 0.6% as compared to the same period of last year.

Costs of telecommunications products sold were RMB14.64 billion, down by 32.7% as compared to the same period of last year. It is primarily due to decrease in sales of mobile handsets. Loss on the sales of telecommunications products was RMB0.58 billion, of which terminal subsidy cost accounted to RMB0.80 billion, down by 54.7% as compared to the same period of last year.

As a result of the improved operating results, employee benefit expenses were RMB20.07 billion in the first half of 2017, up by 9.9% as compared to the same period of last year.

General, administrative and other expenses2 were RMB11.10 billion, up by 12.9% as compared to the same period of last year.

Finance costs, net of interest income, was RMB2.43 billion, up by 19.7% as compared to the same period of last year.

EARNINGS

In the first half of 2017, profit before income tax was RMB3.42 billion, profit for the period3 was RMB2.42 billion, up by 68.9% as compared to the same period of last year. Basic earnings per share was RMB0.101 in the first half of 2017. EBITDA4 was RMB43.56 billion in the first half of 2017, up by 5.5% as compared to the same period of last year. EBITDA as a percentage of the service revenue was 35.1%, up by 0.8 percentage points.

OPERATING CASH FLOW AND CAPITAL EXPENDITURE

In the first half of 2017, the Company’s net cash flow from operating activities was RMB46.66 billion, up by 11.3% as compared to the same period of last year. Capital expenditure was RMB9.14 billion in the first half of 2017.

STATEMENT OF FINANCIAL POSITION

Liabilities-to-assets ratio decreased from 62.9% as at 31 December 2016 to 61.4% as at 30 June 2017. Debt-to-capitalisation ratio changed from 43.6% as at 31 December 2016 to 43.5% as at 30 June 2017.

Note 1:	Including interconnection charges, depreciation and amortisation, network, operation and support expenses, employee benefit expenses, selling and marketing expenses, costs of telecommunications products sold, general, administrative and other expenses, finance costs, interest income, share of net profit/(loss) of associates, share of net profit of joint ventures and other income-net.
Note 2:	Excluded costs of telecommunications products sold and selling and marketing expenses.
Note 3:	Profit for the period refers to profit attribute to equity shareholders of the Company.
Note 4:	EBITDA represents profit for the period before finance costs, interest income, shares of net profit/(loss) of associates, share of net profit of joint ventures, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Group.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in Renminbi (“RMB”) millions, except per share data)

		Six months ended 30 June
	Note	2017	2016
Revenue	5	138,160	140,255
Interconnection charges		(6,331)	(6,366)
Depreciation and amortisation		(38,874)	(37,915)
Network, operation and support expenses	6	(26,365)	(25,624)
Employee benefit expenses	7	(20,074)	(18,271)
Costs of telecommunications products sold	8	(14,638)	(21,753)
Other operating expenses	9	(27,193)	(26,957)
Finance costs	10	(3,130)	(2,468)
Interest income		703	441
Share of net profit/(loss) of associates		487	(150)
Share of net profit of joint ventures		261	56
Other income — net	11	411	576

Profit before income tax		3,417	1,824
Income tax expenses	12	(994)	(395)

Profit for the period		2,423	1,429

Profit attributable to:
Equity shareholders of the Company		2,415	1,429

Non-controlling interests		8	—

Earnings per share for profit attributable to equity shareholders of the Company during the period:
Basic earnings per share (RMB)	13	0.10	0.06

Diluted earnings per share (RMB)	13	0.10	0.06

The notes on pages 14 to 40 are an integral part of this unaudited condensed consolidated interim financial information.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in RMB millions)

	Six months ended 30 June
	2017	2016
Profit for the period	2,423	1,429

Other comprehensive income
Items that will not be reclassified to statement of income:
Changes in fair value of financial assets through other comprehensive income	370	(679)
Tax effect on changes in fair value of financial assets through other comprehensive income	(1)	5

Changes in fair value of financial assets through other comprehensive income, net of tax	369	(674)
Remeasurement of net defined benefit liability, net of tax	5	3

	374	(671)

Item that may be reclassified subsequently to statement of income:
Currency translation differences	(66)	73

Other comprehensive income for the period, net of tax	308	(598)

Total comprehensive income for the period	2,731	831

Total comprehensive income attributable to:
Equity shareholders of the Company	2,723	831

Non-controlling interests	8	—

The notes on pages 14 to 40 are an integral part of this unaudited condensed consolidated interim financial information.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2017

(All amounts in RMB millions)

		30 June	31 December
	Note	2017	2016
ASSETS
Non-current assets
Property, plant and equipment	14	421,427	451,115
Lease prepayments		9,295	9,436
Goodwill		2,771	2,771
Interest in associates		32,744	32,248
Interest in joint ventures		1,436	1,175
Deferred income tax assets	12	5,538	5,986
Financial assets at fair value through other comprehensive income	15	4,696	4,326
Other assets	16	22,515	24,879

		500,422	531,936

Current assets
Inventories and consumables	17	1,792	2,431
Accounts receivable	18	17,000	13,622
Prepayments and other current assets	19	13,341	14,023
Amounts due from ultimate holding company	31	235	—
Amounts due from related parties	31	22,782	22,724
Amounts due from domestic carriers		4,901	3,908
Financial assets at fair value through profit and loss		131	123
Short-term bank deposits and restricted deposits		2,083	1,754
Cash and cash equivalents		33,834	23,633

		96,099	82,218

Total assets		596,521	614,154

EQUITY
Equity attributable to equity shareholders of the Company
Share capital	20	179,102	179,102
Reserves		(20,709)	(21,017)
Retained profits
— Proposed 2016 final dividend	21	—	—
— Others		71,737	69,322

		230,130	227,407

Non-controlling interests		283	275

Total equity		230,413	227,682

	Note	30 June 2017	31 December 2016
LIABILITIES
Non-current liabilities
Long-term bank loans	22	5,410	4,495
Promissory notes	23	9,956	17,906
Corporate bonds	24	17,975	17,970
Deferred income tax liabilities	12	110	113
Deferred revenue		2,902	2,998
Other obligations		219	335

		36,572	43,817

Current liabilities
Short-term bank loans	25	99,057	76,994
Commercial papers	26	23,992	35,958
Current portion of long-term bank loans	22	451	161
Current portion of promissory notes	23	17,969	18,976
Accounts payable and accrued liabilities	27	122,702	143,224
Taxes payable		711	732
Amounts due to ultimate holding company	31	2,504	2,463
Amounts due to related parties	31	9,705	8,700
Amounts due to domestic carriers		2,253	1,989
Dividend payable	21	920	920
Current portion of corporate bonds		—	2,000
Current portion of deferred revenue		335	369
Current portion of other obligations		2,991	3,141
Advances from customers		45,946	47,028

		329,536	342,655

Total liabilities		366,108	386,472

Total equity and liabilities		596,521	614,154

Net current liabilities		(233,437)	(260,437)

Total assets less current liabilities		266,985	271,499

The notes on pages 14 to 40 are an integral part of this unaudited condensed consolidated interim financial information.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in RMB millions)

	Attributable to equity shareholders of the Company
	Share capital	General risk reserve	Investment revaluation reserve	Statutory reserves	Other reserve	Retained profits	Total	Non- Controlling Interests	Total equity
Balance at 1 January 2016	179,102	—	(6,406)	28,780	(43,108)	72,848	231,216	—	231,216
Total comprehensive income for the period	—	—	(674)	—	76	1,429	831	—	831
Dividends relating to 2015 (Note 21)	—	—	—	—	—	(4,071)	(4,071)	—	(4,071)

Balance at 30 June 2016	179,102	—	(7,080)	28,780	(43,032)	70,206	227,976	—	227,976

Balance at 1 January 2017	179,102	33	(6,936)	28,827	(42,941)	69,322	227,407	275	227,682
Total comprehensive income for the period	—	—	369	—	(61)	2,415	2,723	8	2,731

Balance at 30 June 2017	179,102	33	(6,567)	28,827	(43,002)	71,737	230,130	283	230,413

The notes on pages 14 to 40 are an integral part of this unaudited condensed consolidated interim financial information.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in RMB millions)

		Six months ended 30 June
	Note	2017	2016
Cash flows from operating activities
Cash generated from operations		47,449	43,337
Income tax paid		(785)	(1,407)

Net cash inflow from operating activities		46,664	41,930

Cash flows from investing activities
Purchase of property, plant and equipment		(36,282)	(46,650)
Proceeds from Tower Assets Disposal		—	3,000
Other cash flows arising from investing activities		(585)	(1,109)

Net cash outflow from investing activities		(36,867)	(44,759)

Cash flows from financing activities
Dividend paid to equity shareholder of the Company	21	—	(3,737)
Other cash flows arising from financing activities		448	5,906

Net cash inflow from financing activities		448	2,169

Net increase/(decrease) in cash and cash equivalents		10,245	(660)
Cash and cash equivalents, beginning of period		23,633	21,755
Effect of changes in foreign exchange rate		(44)	42

Cash and cash equivalents, end of period		33,834	21,137

Analysis of the balances of cash and cash equivalents:
Cash balances		1	2
Bank balances		33,833	21,135

		33,834	21,137

The notes on pages 14 to 40 are an integral part of this unaudited condensed consolidated interim financial information.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(All amounts in RMB millions unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activity of the Company is investment holding. The principal activities of the Company’s subsidiaries are the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The GSM cellular voice, WCDMA cellular voice, TD-LTE cellular voice, LTE FDD cellular voice and related value-added services are referred to as the “mobile service”, the services aforementioned other than the mobile service are hereinafter collectively referred to as the “fixed-line service”. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of the Company’s registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The shares of the Company were listed on The Stock Exchange of Hong Kong Limited on 22 June 2000 and the American Depositary Shares of the Company were listed on the New York Stock Exchange on 21 June 2000.

The substantial shareholders of the Company are China Unicom (BVI) Limited (“Unicom BVI”) and China Unicom Group Corporation (BVI) Limited (“Unicom Group BVI”). The majority of equity interests in Unicom BVI is owned by China United Network Communications Limited (“A Share Company”, a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002). The majority of the equity interest in A Share Company is owned by China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”). Unicom Group BVI is a wholly-owned subsidiary of Unicom Group. As a result, the directors of the Company consider Unicom Group to be the ultimate holding company.

2.	BASIS OF PREPARATION

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2017 has been prepared in accordance with the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and International Accounting Standard (“IAS”) 34, “Interim financial reporting” issued by the International Accounting Standards Board (“IASB”). IAS 34 is consistent with Hong Kong Accounting Standard (“HKAS”) 34, “Interim financial reporting” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accordingly this unaudited condensed consolidated interim financial information is also prepared in accordance with HKAS 34.

The unaudited condensed consolidated interim financial information has not been audited, but has been reviewed by the Company’s Audit Committee. It has also been reviewed by the Company’s auditor in accordance with Hong Kong Standard on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity”, issued by the HKICPA.

The unaudited condensed consolidated interim financial information should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2016. The Group’s policies on financial risk management, including management of market risk, credit risk and liquidity risk, as well as capital risk management, were set out in the financial statements included in the Company’s 2016 Annual Report and there have been no significant changes in any financial risk management policies for the six months ended 30 June 2017.

The financial information relating to the year ended 31 December 2016 that is included in this interim financial report of 2017 as comparative information does not constitute the Company’s statutory annual consolidated financial statements for that year but is derived from those financial statements. Further information relating to these statutory financial statements disclosed in accordance with section 436 of the Hong Kong Companies Ordinance (Cap. 622) is as follows:

The Company has delivered the financial statements for the year ended 31 December 2016 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Hong Kong Companies Ordinance (Cap. 622).

2.	BASIS OF PREPARATION (Continued)

The Company’s auditor has reported on those financial statements. The auditor’s report was unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its report; and did not contain a statement under sections 406(2), 407(2) or (3) of the Hong Kong Companies Ordinance (Cap. 622).

(a)	Going Concern Assumption

As at 30 June 2017, current liabilities of the Group exceeded current assets by approximately RMB233.4 billion (31 December 2016: approximately RMB260.4 billion). Given the Group’s expected capital expenditures in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflow from operating activities;

•	Approximately RMB339.8 billion of revolving banking facilities and registered quota of corporate bonds, of which approximately RMB216.2 billion was unutilised as at 30 June 2017;

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.

In addition, the Group believes it has the ability to raise funds from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the unaudited condensed consolidated interim financial information of the Group for the six months ended 30 June 2017 have been prepared on a going concern basis.

3.	SIGNIFICANT ACCOUNTING POLICIES

The IASB and HKICPA has issued a number of amendments to International Financial Reporting Standards (“IFRSs”)/Hong Kong Financial Reporting Standards (“HKFRSs”) that are first effective for the current accounting period of the Group. None of these developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented.

In addition, the IASB and HKICPA also published a number of new standards, amendments to standards and interpretations which are effective for the financial year beginning after 1 January 2017 and have not been early adopted by the Group except IFRS/HKFRS 9 (2010), “Financial instruments”. The Group is in the process of making an assessment of what the impact of these amendments and new standards is expected to be in the period of initial application. So far the Group has identified some aspects of the new standards which may have impact on the consolidated financial statements.

IFRS/HKFRS 15, “Revenue from contracts with customers”

IFRS/HKFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognised. It replaces existing revenue recognition guidance, including IAS/HKAS 18, Revenue, IAS/HKAS 11, Construction contracts and HK(IFRIC) 13, Customer Loyalty Programs. It also includes guidance on when to capitalise costs of obtaining or fulfilling a contract not otherwise addressed in other standards, and includes expanded disclosure requirements.

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

IFRS/HKFRS 9 (2014), “Financial Instruments”

Compared with IFRS/HKFRS 9 (2010), IFRS/HKFRS 9 (2014) includes the new expected credit losses model for impairment of financial assets, the new general hedge accounting requirements and limited amendments to the classification and measurement of financial assets.

IFRS/HKFRS 16, “Leases”

IFRS/HKFRS 16 provides comprehensive guidance for the identification of lease arrangements and their treatment by lessees and lessors. In particular IFRS/HKFRS 16 introduces a single lessee accounting model, whereby assets and liabilities are recognised for all leases, subject to limited exceptions. It replaces IAS/HKAS 17, Leases and the related interpretations including HK(IFRIC) 4, Determining whether an arrangement contains a lease.

The Group does not plan to early adopt the above new standards or amendments. With respect to IFRS/HKFRS 15, IFRS/HKFRS 9 (2014) and IFRS/HKFRS 16, given the Group has not completed its assessment of their full impact on the Group’s financial statements, their possible impact on the Group’s results of operations and financial position has not been quantified.

4.	SEGMENT INFORMATION

The Executive Directors of the Company have been identified as the Chief Operating Decision Maker (the “CODM”). Operating segments are identified on the basis of internal reports that the CODM reviews regularly in allocating resources to segments and in assessing their performances.

The CODM make resources allocation decisions based on internal management functions and assess the Group’s business performance as one integrated business instead of by separate business lines or geographical regions. Accordingly, the Group has only one operating segment and therefore, no segment information is presented.

The Group primarily operates in Mainland China and accordingly, no geographic information is presented. No single customer accounted for 10 percent or more of the Group’s revenue in all periods presented.

5.	REVENUE

Revenue from telecommunications services are subject to value-added tax (“VAT”) and VAT rates applicable to various telecommunications services. The VAT rate for basic telecommunications services is 11%; the VAT rate for value-added telecommunications services is 6% and the VAT rate for sales of telecommunications products remains at 17%. Basic telecommunications services include business activities for the provision of voice services, as well as business activities in relation to rental or sales of bandwidth, wavelength and other network elements etc; value-added telecommunications services include business activities for the provision of Short Message Service and Multimedia Message Service, electronic data and information transmission and application services, Internet access service etc. VAT is excluded from the revenue.

The major components of revenue are as follows:

	Six months ended 30 June
	2017	2016
Mobile service
— Usage and monthly fees	16,314	20,237
— Value-added services revenue	54,590	46,214
— Interconnection fees	5,345	5,760
— Other mobile service revenue	595	829

Total service revenue from mobile service	76,844	73,040

Fixed-line service
— Usage and monthly fees	4,458	5,003
— Broadband, data and other Internet-related services revenue	30,782	30,176
— Interconnection fees	1,727	1,701
— Value-added services revenue	1,666	2,438
— Leased line income	5,369	5,214
— Information communications technology services revenue	1,867	1,616
— Other fixed-line service revenue	699	419

Total service revenue from fixed-line service	46,568	46,567

Other service revenue	694	643

Total service revenue	124,106	120,250
Sales of telecommunications products	14,054	20,005

	138,160	140,255

6.	NETWORK, OPERATION AND SUPPORT EXPENSES

		Six months ended 30 June
	Note	2017	2016
Repairs and maintenance		4,836	5,570
Power and water charges		7,168	6,777
Operating lease charges for network, premises, equipment and facilities		5,139	4,824
Operating lease and other service charges to Tower Company	31.2	8,418	7,723
Others		804	730

		26,365	25,624

7.	EMPLOYEE BENEFIT EXPENSES

	Six months ended 30 June
	2017	2016
Salaries and wages	15,123	13,598
Contributions to defined contribution pension schemes	2,685	2,559
Contributions to medical insurance	929	877
Contributions to housing fund	1,327	1,227
Other housing benefits	10	10

	20,074	18,271

8.	COSTS OF TELECOMMUNICATIONS PRODUCTS SOLD

	Six months ended 30 June
	2017	2016
Handsets and other telecommunication products	14,515	21,551
Others	123	202

	14,638	21,753

9.	OTHER OPERATING EXPENSES

	Six months ended 30 June
	2017	2016
Impairment losses for doubtful debts and write-down of inventories	2,470	2,069
Cost in relation to information communications technology services	1,425	1,206
Commission expenses	11,150	12,107
Customer acquisition cost and advertising and promotion expenses	1,698	1,407
Customer installation cost	1,742	1,983
Customer retention cost	1,507	1,633
Property management fee	1,059	1,067
Office and administrative expenses	759	807
Transportation expense	763	769
Miscellaneous taxes and fees	643	448
Technical support expenses	973	858
Repairs and maintenance expenses	349	351
Loss on disposal of property, plant and equipment	1,087	798
Others	1,568	1,454

	27,193	26,957

10.	FINANCE COSTS

	Six months ended 30 June
	2017	2016
Finance costs:
— Interest on bank loans repayable within 5 years	1,685	1,369
— Interest on corporate bonds, promissory notes and commercial papers repayable within 5 years	1,429	1,333
— Interest on related party loans repayable within 5 years	18	30
— Interest on bank loans repayable over 5 years	30	26
— Less: Amounts capitalised in Construction-in-progress (“CIP”)	(366)	(394)

Total interest expense	2,796	2,364
— Exchange loss/(gain), net	162	(78)
— Others	172	182

	3,130	2,468

11.	OTHER INCOME — NET

	Six months ended 30 June
	2017	2016
Dividend income from financial assets at fair value through other comprehensive income	99	188
Others	312	388

	411	576

12.	TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (for the six months ended 30 June 2016: 16.5%) on the estimated assessable profits for the six months ended 30 June 2017. Taxation on profits outside Hong Kong has been calculated on the estimated assessable profits for the six months ended 30 June 2017 at the rates of taxation prevailing in the countries in which the Group operates. The Company’s subsidiaries operate mainly in the PRC and the applicable statutory enterprise income tax rate is 25% (for the six months ended 30 June 2016: 25%). Taxation for certain subsidiaries in PRC was calculated at a preferential tax rate of 15% (for the six months ended 30 June 2016: 15%).

	Six months ended 30 June
	2017	2016
Provision for income tax on estimated taxable profits for the period
— Hong Kong	22	35
— Mainland China and other countries	528	1,285

	550	1,320
Deferred taxation	444	(925)

Income tax expenses	994	395

12.	TAXATION (Continued)

Reconciliation between actual income tax expense and accounting profit at PRC statutory tax rate:

		Six months ended 30 June
	Note	2017	2016
Profit before taxation		3,417	1,824

Expected income tax expense at PRC statutory tax rate of 25%		854	456
Impact of different tax rate outside mainland China		(11)	(18)
Tax effect of preferential tax rate	(i)	(49)	(29)
Tax effect of non-deductible expenses		210	54
Investment in joint ventures		(65)	(15)
Investment in associates	(ii)	(77)	84
Under/(Over)-provision in respect of prior years		8	(41)
Tax effect of unused tax losses not recognised, net of utilisation	(iii)	4	(30)
Others		120	(66)

Actual tax expense		994	395

(i)	According to the PRC enterprise income tax law and its relevant regulations, entities that are qualified as High and New Technology Enterprise under the tax law are entitled to a preferential income tax rate of 15%. Certain subsidiaries of the Group obtained the approval of High and New Technology Enterprise and were entitled to a preferential income tax rate of 15%.
(ii)	Adjustment to investment in associates represents the tax effect on share of net profit/(loss) of associates, excluding reversal of deferred tax assets on unrealised profit from transactions with Tower Company.
(iii)	As at 30 June 2017, the Group did not recognise deferred tax assets in respect of tax losses of approximately RMB2,638 million (31 December 2016: approximately RMB2,622 million), since it is not probable that future taxable profits will be available against which the deferred tax asset can be utilised. The tax losses can be carried forward for five years from the year incurred and hence will be expired by 2021.

As at 30 June 2017, the Group did not recognise deferred tax assets of RMB1,742 million (31 December 2016: RMB1,832 million) in respect of changes in fair value on financial assets through other comprehensive income, since it is not probable that the related tax benefit will be realised.

12.	TAXATION (Continued)

The movement of the net deferred tax assets/(liabilities) is as follows:

		Six months ended 30 June
	Note	2017	2016
Net deferred income tax assets after offsetting:
— Beginning of period		5,986	5,642
— Deferred tax (charged)/credited to the statement of income		(447)	923
— Deferred tax (charged)/credited to other comprehensive income		(1)	5
— Reclassified from current taxes payable	(i)	—	(1,304)

— End of period		5,538	5,266

Net deferred income tax liabilities after offsetting:
— Beginning of period		(113)	(18)
— Deferred tax credited to the statement of income		3	2

— End of period		(110)	(16)

(i)	On 14 October 2015, The Group disposed tower assets (“Tower Assets Disposal”) to China Tower Corporation Limited (“Tower Company”) in exchange for cash and shares issued by Tower Company. According to the applicable tax laws issued by the Ministry of Finance and the State Administration of Taxation (“SAT”) of the PRC, the gain from Tower Assets Disposal in exchange for investment in Tower Company (“Qualified Income”) is, upon fulfilling the filing requirement with in-charge tax bureau, eligible to be deferred and treated as taxable income on a straight- line basis over a period not exceeding five years. Before completing the filing, the Group accrued current taxes payable based on the total gain from Tower Asset Disposal. During the period ended 30 June 2016, the Group successfully completed the filing requirement with in-charge tax bureau with respect to the Qualified Income and since then has become eligible for deferring part of tax liability with respect to the Qualified Income, which would be reversed in the four years from 2016 to 2019. Accordingly, a balance of RMB1,304 million was reclassified from current taxes payable to net deferred tax assets as at 30 June 2016, and RMB187 million was reversed during the six-month-period ended 30 June 2017.

13.	EARNINGS PER SHARE

Basic earnings per share for the six months ended 30 June 2017 and 2016 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the periods.

Diluted earnings per share for the six months ended 30 June 2017 and 2016 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the periods, after adjusting for the effects of dilutive potential ordinary shares. No dilutive potential ordinary shares existed for the six months ended 30 June 2017 and 2016.

13.	EARNINGS PER SHARE (Continued)

The following table sets forth the computation of basic and diluted earnings per share:

	Six months ended 30 June
	2017	2016
Numerator (in RMB millions):
Profit attributable to equity shareholders of the Company used in computing basic/diluted earnings per share	2,415	1,429

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic/diluted earnings per share	23,947	23,947

Basic/Diluted earnings per share (in RMB)	0.10	0.06

14.	PROPERTY, PLANT AND EQUIPMENT

The movements of property, plant and equipment for the six months ended 30 June 2017 and 2016 are as follows:

	Six months ended 30 June 2017
	Buildings	Tele- communications equipment	Office furniture, fixtures, motor vehicles and other equipment	Leasehold improvements	CIP	Total
Cost:
Beginning of period	67,140	876,452	20,007	4,035	78,905	1,046,539
Additions	64	141	128	62	6,808	7,203
Transfer from CIP	2,084	21,892	265	118	(24,359)	—
Transfer to other assets	—	—	—	—	(1,370)	(1,370)
Disposals	(85)	(14,842)	(317)	(105)	—	(15,349)

End of period	69,203	883,643	20,083	4,110	59,984	1,037,023

Accumulated depreciation and impairment:
Beginning of period	(29,174)	(548,472)	(14,986)	(2,687)	(105)	(595,424)
Charge for the period	(1,401)	(31,020)	(713)	(339)	—	(33,473)
Disposals	46	12,880	296	79	—	13,301

End of period	(30,529)	(566,612)	(15,403)	(2,947)	(105)	(615,596)

Net book value:
End of period	38,674	317,031	4,680	1,163	59,879	421,427

Beginning of period	37,966	327,980	5,021	1,348	78,800	451,115

14.	PROPERTY, PLANT AND EQUIPMENT (Continued)

	Six months ended 30 June 2016
	Buildings	Tele- communications equipment	Office furniture, fixtures, motor vehicles and other equipment	Leasehold improvements	CIP	Total
Cost:
Beginning of period	62,969	838,995	19,464	3,878	97,601	1,022,907
Additions	45	165	89	97	16,914	17,310
Transfer from CIP	1,165	31,192	253	208	(32,818)	—
Transfer to other assets	—	—	—	—	(1,630)	(1,630)
Disposals	(24)	(19,830)	(295)	(111)	(1)	(20,261)

End of period	64,155	850,522	19,511	4,072	80,066	1,018,326

Accumulated depreciation and impairment:
Beginning of period	(26,612)	(525,244)	(14,059)	(2,256)	(105)	(568,276)
Charge for the period	(1,311)	(31,133)	(752)	(344)	—	(33,540)
Disposals	24	18,215	274	87	1	18,601

End of period	(27,899)	(538,162)	(14,537)	(2,513)	(104)	(583,215)

Net book value:
End of period	36,256	312,360	4,974	1,559	79,962	435,111

Beginning of period	36,357	313,751	5,405	1,622	97,496	454,631

For the six months ended 30 June 2017, the Group recognised a loss on disposal of property, plant and equipment of approximately RMB1,087 million (for the six months ended 30 June 2016: loss of approximately RMB798 million).

15.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	30 June 2017	31 December 2016
Listed in the PRC	157	147
Listed outside the PRC	4,498	4,138
Unlisted	41	41

	4,696	4,326

For the six months ended 30 June 2017, increase in fair value of financial assets at fair value through other comprehensive income amounted to approximately RMB370 million (for the six months ended 30 June 2016: decrease of approximately RMB679 million). The increase, together with tax impact, of approximately RMB369 million (for the six months ended 30 June 2016: decrease, together with tax impact, of approximately RMB674 million) were recorded in the unaudited condensed consolidated interim statement of comprehensive income.

16.	OTHER ASSETS

	Note	30 June 2017	31 December 2016
Intangible assets		10,417	11,120
Prepaid rental for premises, leased lines and electricity cables		2,843	2,854
Installation costs		337	388
Direct incremental costs for activating broadband subscribers	(i)	5,851	7,690
Receivables for the sales of mobile handsets, net of allowance	(ii)	1,132	1,432
VAT recoverable	(iii)	1,000	307
Others		935	1,088

		22,515	24,879

(i)	Direct incremental costs for activating broadband subscribers mainly include the costs of installing broadband terminals at customer’s homes for the provision of broadband service. Such costs are amortised over the estimated service period.
(ii)	The amount includes receivables for the sales of mobile handsets that are gradually recovered over one year during the contract period. Receivables to be gradually recovered within one year are included in prepayments and other current assets
(see Note 19(i)).
(iii)	VAT recoverable includes input VAT and prepaid VAT which will likely be deducted beyond one year. VAT recoverable which will be deducted within one year are included in prepayments and other current assets (see Note 19(ii)).

17.	INVENTORIES AND CONSUMABLES

	30 June 2017	31 December 2016
Handsets and other telecommunication products	1,510	2,163
Consumables	70	59
Others	212	209

	1,792	2,431

18.	ACCOUNTS RECEIVABLE

	30 June 2017	31 December 2016
Accounts receivable	24,645	19,088
Less: Allowance for doubtful debts	(7,645)	(5,466)

	17,000	13,622

The aging analysis of accounts receivable, based on the billing date and net of allowance for doubtful debts, is as follows:

	30 June 2017	31 December 2016
Within one month	7,897	6,557
More than one month to three months	3,953	3,181
More than three months to one year	3,803	2,869
More than one year	1,347	1,015

	17,000	13,622

The normal credit period granted by the Group to individual subscribers is thirty days from the date of billing unless they meet certain specified credit assessment criteria. For corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding one year.

There is no significant concentration of credit risk with respect to customers receivables, as the Group has a large number of customers.

As at 30 June 2017, accounts receivable of approximately RMB13,404 million (31 December 2016: approximately RMB9,626 million) were neither past due nor impaired. Receivables that were neither past due nor impaired relate to a wide range of customers for whom there was no recent history of default.

18.	ACCOUNTS RECEIVABLE (Continued)

Accounts receivable of approximately RMB1,778 million (31 December 2016: approximately RMB1,890 million) were past due but not impaired. Such overdue amounts can be recovered based on past experience. The aging analysis of these receivables is as follows:

	30 June 2017	31 December 2016
More than one month to three months	1,285	1,369
More than three months to one year	207	213
More than one year	286	308

	1,778	1,890

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable.

19.	PREPAYMENTS AND OTHER CURRENT ASSETS

The nature of prepayments and other current assets, net of allowance for doubtful debts, are as follows:

	Note	30 June 2017	31 December 2016
Receivables for the sales of mobile handsets, net of allowance	(i)	2,793	3,266
Prepaid rental		2,330	2,334
Deposits and prepayments		1,588	1,876
Advances to employees		23	15
VAT recoverable	(ii)	4,692	4,952
Prepaid enterprise income tax		401	208
Others		1,514	1,372

		13,341	14,023

(i)	The Group offers preferential packages to the customers which include the bundle sales of mobile handsets and provision of service. The total contract consideration of such preferential packages is allocated to service revenue and sales of handsets based on their relative fair values. For those contractual preferential packages which the prepaid amounts from customers less than the fair value of the mobile handsets, the revenue relating to the sale of the handsets is recognised when the titles are passed to the customers and are calculated under the aforementioned relative fair value method, which results in the corresponding receivable for the sales of mobile handsets. The receivable for the sales of mobile handsets is gradually recovered during the contract period when the customers pay the monthly package fee. Receivables to be gradually recovered beyond one year amounted to RMB1,132 million (31 December 2016: RMB1,432 million), and are included in long term other assets (see Note 16(ii)).
(ii)	VAT recoverable includes the input VAT and prepaid VAT that can be deducted within one year.

Prepayments and other current assets are expected to be recovered or recognised as expenses within one year.

As at 30 June 2017, there was no significant impairment for the prepayments and other current assets.

20.	SHARE CAPITAL

Issued and fully paid:	Number of shares millions	Share capital
At 1 January 2016, at 31 December 2016 and at 30 June 2017	23,947	179,102

21.	DIVIDENDS

The Board has resolved not to pay a final dividend for the year ended 31 December 2016 (for the year ended 31 December 2015: final dividend of RMB0.17 per ordinary share, totaling approximately RMB4,071 million, which has been reflected as a reduction of retained profits for the six months ended 30 June 2016). Among the dividend payable of approximately RMB920 million was due to Unicom BVI as at 30 June 2017.

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). On 11 November 2010, the Company obtained an approval from SAT, pursuant to which the Company qualifies as a PRC TRE from 1 January 2008. Therefore, as at 30 June 2017 and 31 December 2016, the Company’s subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group’s unaudited condensed consolidated financial information for the undistributed profits of the Company’s subsidiaries in the PRC.

For the Company’s non-PRC TRE enterprise shareholders (including Hong Kong Securities Clearing Company Limited), the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-PRC TRE enterprise shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company’s shareholders appearing as individuals in its share register.

22.	LONG-TERM BANK LOANS

	Interest rates and final maturity	30 June 2017	31 December 2016
RMB denominated bank loans	Fixed interest rates ranging from 1.08% to 4.75% (31 December 2016: 1.08% to 1.20%) per annum with maturity through 2036 (31 December 2016: maturity through 2036)	5,476	4,246
USD denominated bank loans	Fixed interest rates ranging from Nil to 1.55% (31 December 2016: Nil to 1.55%) per annum with maturity through 2039 (31 December 2016: maturity through 2039)	302	321
Euro denominated bank loans	Fixed interest rates ranging from 1.10% to 2.50% (31 December 2016: 1.10% to 2.50%) per annum with maturity through 2034 (31 December 2016: maturity through 2034)	83	89

Sub-total		5,861	4,656
Less: Current portion		(451)	(161)

		5,410	4,495

As at 30 June 2017, long-term bank loans of approximately RMB66 million (31 December 2016: approximately RMB70 million) were guaranteed by third parties.

The repayment schedule of the long-term bank loans is as follows:

	30 June	31 December
	2017	2016
Balances due:
— no later than one year	451	161
— later than one year and no later than two years	560	385
— later than two years and no later than five years	2,211	1,047
— later than five years	2,639	3,063

	5,861	4,656
Less: Portion classified as current liabilities	(451)	(161)

	5,410	4,495

23.	PROMISSORY NOTES

On 3 April 2014, the Company established a Medium Term Note Programme (the “MTN Programme”), under which the Company could offer and issue notes of aggregate principal amount of up to RMB10 billion. Notes under the MTN Programme (the “Notes”) will be denominated in RMB and are to be issued to professional investors outside the United States. On 16 April 2014, the Company completed the issue of Notes in an aggregate nominal amount of RMB4 billion pursuant to the MTN Programme, with a maturity of 3 years and at an interest rate of 4.00% per annum, and was fully repaid in April 2017. On 24 July 2014, the Company completed the issue of Notes in an aggregate nominal amount of RMB2.5 billion with a maturity period of 2 years and at an interest rate of 3.80% per annum, and was fully repaid in July 2016.

On 16 April 2014, China United Network Communications Corporation Limited (“CUCL”) issued tranche one of 2014 promissory notes in the amount of RMB5 billion, with a maturity period of 3 years from the date of issue and which carries interests at 5.35% per annum, and was fully repaid in April 2017.

On 14 July 2014, CUCL issued tranche two of 2014 promissory notes in an amount of RMB5 billion, with a maturity period of 3 years from the date of issue and which carries interest at 4.84% per annum.

On 28 November 2014, CUCL issued tranche three of 2014 promissory notes in an amount of RMB5 billion, with a maturity period of 3 years from the date of issue and which carries interest at 4.20% per annum.

On 15 June 2015, CUCL issued tranche one of 2015 promissory notes in an amount of RMB4 billion, with a maturity period of 3 years from the date of issue and which carries interest at 3.85% per annum.

On 18 June 2015, CUCL issued tranche two of 2015 promissory notes in an amount of RMB4 billion, with a maturity period of 3 years from the date of issue and which carries interest at 3.85% per annum.

On 30 November 2015, CUCL issued tranche three of 2015 promissory notes in an amount of RMB3.5 billion, tranche four of 2015 promissory notes in an amount of RMB3.5 billion and tranche five of 2015 promissory notes in an amount of RMB3 billion, all with a maturity period of 3 years from the date of issue and which carries interest at 3.30% per annum.

24.	CORPORATE BONDS

On 8 June 2007, the Group issued RMB2 billion 10-year corporate bonds, bearing interest at 4.50% per annum. The corporate bonds are secured by a corporate guarantee granted by Bank of China Limited, and was fully repaid in June 2017.

On 7 June 2016, the Group issued RMB7 billion 3-year corporate bonds and RMB1 billion 5-year corporate bond, bearing interest at 3.07% and 3.43% per annum respectively.

On 14 July 2016, the Group issued RMB10 billion 3-year corporate bonds, bearing interest at 2.95% per annum.

25.	SHORT-TERM BANK LOANS

	Interest rates and final maturity	30 June 2017	31 December 2016
RMB denominated bank loans	Fixed interest rates ranging from 2.35% to 5.80% (31 December 2016: 2.35% to 4.35%) per annum with maturity through 2018 (31 December 2016: maturity through 2017)	99,057	76,994

		99,057	76,994

26.	COMMERCIAL PAPERS

On 3 June 2016, CUCL issued tranche three of 2016 super short term commercial papers in an amount of RMB6 billion, with a maturity period of 270 days from the date of issue and which carries interest at 2.72% per annum, and was fully repaid in February 2017.

On 12 July 2016, CUCL issued tranche four of 2016 super short term commercial papers in an amount of RMB10 billion, with a maturity period of 270 days from the date of issue and which carries interest at 2.55% per annum, and was fully repaid in April 2017.

On 17 November 2016, CUCL issued tranche five of 2016 super short term commercial papers in an amount of RMB10 billion, with a maturity period of 270 days from the date of issue and which carries interest at 3.00% per annum.

On 24 November 2016, CUCL issued tranche six of 2016 super short term commercial papers in an amount of RMB5 billion, with a maturity period of 180 days from the date of issue and which carries interest at 3.00% per annum, and was fully repaid in May 2017.

On 24 November 2016, CUCL issued tranche seven of 2016 super short term commercial papers in an amount of RMB5 billion, with a maturity period of 180 days from the date of issue and which carries interest at 3.00% per annum, and was fully repaid in May 2017.

On 20 April 2017, CUCL issued tranche one of 2017 super short term commercial papers in an amount of RMB4 billion, with a maturity period of 90 days from the date of issue and which carries interest at 3.90% per annum.

On 26 April 2017, CUCL issued tranche two of 2017 super short term commercial papers in an amount of RMB4 billion, with a maturity period of 90 days from the date of issue and which carries interest at 3.95% per annum.

On 11 May 2017, CUCL issued tranche three of 2017 super short term commercial papers in an amount of RMB6 billion, with a maturity period of 90 days from the date of issue and which carries interest at 4.40% per annum.

27.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	30 June 2017	31 December 2016
Payables to contractors and equipment suppliers	80,072	105,674
Payables to telecommunications products suppliers	4,037	5,005
Customer/contractor deposits	5,117	4,869
Repair and maintenance expense payables	5,271	4,795
Bills payable	1,732	68
Salary and welfare payables	4,949	2,798
Interest payables	1,331	1,303
Amounts due to service providers/content providers	1,793	1,412
Accrued expenses	13,700	12,583
Others	4,700	4,717

	122,702	143,224

The aging analysis of accounts payable and accrued liabilities is based on the invoice date as follows:

	30 June 2017	31 December 2016
Less than six months	98,581	120,191
Six months to one year	11,920	11,689
More than one year	12,201	11,344

	122,702	143,224

28.	MUTUAL INVESTMENT OF THE COMPANY AND TELEFÓNICA S.A. (“TELEFÓNICA”) IN EACH OTHER

On 6 September 2009, the Company announced that in order to strengthen the cooperation between the Company and Telefónica, the parties entered into a strategic alliance agreement and a subscription agreement, pursuant to which each party conditionally agreed to invest an equivalent of USD1 billion in each other through an acquisition of each other’s shares.

On 23 January 2011, the Company entered into an agreement to enhance the strategic alliance with Telefónica that: (a) Telefónica would purchase ordinary shares of the Company for a consideration of USD500 million through acquisition from third parties; and (b) the Company would acquire from Telefónica 21,827,499 ordinary shares of Telefónica held in treasury (“Telefónica Treasury Shares”) for an aggregate purchase price of Euro374,559,882.84. On 25 January 2011, the Company completed the purchase of Telefónica Treasury Shares in accordance with the strategic agreement. During 2011, Telefónica completed its investment of USD500 million in the Company.

On 14 May 2012, Telefónica declared a dividend. The Company chose to implement it by means of a scrip dividend and received 1,646,269 ordinary shares of approximately RMB146 million.

28.	MUTUAL INVESTMENT OF THE COMPANY AND TELEFÓNICA S.A. (“TELEFÓNICA”) IN EACH OTHER (Continued)

As at 30 June 2017, the related financial assets at fair value through other comprehensive income amounted to approximately RMB4,498 million (31 December 2016: approximately RMB4,138 million). For the six months ended 30 June 2017, the increase in fair value of the financial assets through other comprehensive income was approximately RMB360 million (for the six months ended 30 June 2016: decrease of approximately RMB659 million), has been recorded in the unaudited condensed consolidated interim statement of comprehensive income.

29.	EQUITY-SETTLED SHARE OPTION SCHEMES

On 16 April 2014, the Company adopted a share option scheme (“the 2014 Share Option Scheme”). The 2014 Share Option Scheme is valid and effective for a period of 10 years commencing on 22 April 2014 and will expire on 22 April 2024. No share options had been granted since adoption of the 2014 Share Option Scheme.

No options outstanding as at 30 June 2017 and 2016.

30.	FAIR VALUE ESTIMATION

Financial assets of the Group mainly include cash and cash equivalents, short-term bank deposits and restricted deposits, financial assets at fair value through other comprehensive income, financial assets at fair value through profit and loss, accounts receivable, receivables for the sales of mobile handsets, amounts due from ultimate holding company, related parties and domestic carriers. Financial liabilities of the Group mainly include accounts payable and accrued liabilities, short-term bank loans, commercial papers, corporate bonds, promissory notes, long-term bank loans, other obligations and amounts due to ultimate holding company, related parties and domestic carriers.

(a)	Financial assets and liabilities measured at fair value

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1 valuations: unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date

•	Level 2 valuations: observable inputs which fail to meet level 1, and not using significant unobservable inputs. Unobservable inputs for which market data are not available

•	Level 3 valuations: fair value measured using significant unobservable inputs

30.	FAIR VALUE ESTIMATION (Continued)

(a)	Financial assets and liabilities measured at fair value (Continued)

The following table presents the Group’s assets that are measured at fair value at 30 June 2017:

	Level 1	Level 2	Level 3	Total
Recurring fair value measurement
Financial assets at fair value through other comprehensive income
— Equity securities
— Listed	4,655	—	—	4,655
— Unlisted	—	—	41	41

	4,655	—	41	4,696

Financial assets at fair value through profit and loss
— Equity securities
— Unlisted	—	—	131	131

Total	4,655	—	172	4,827

The following table presents the Group’s assets that are measured at fair value at 31 December 2016:

	Level 1	Level 2	Level 3	Total
Recurring fair value measurement
Financial assets at fair value through other comprehensive income
— Equity securities
— Listed	4,285	—	—	4,285
— Unlisted	—	—	41	41

	4,285	—	41	4,326

Prepayments and other current assets
— Equity securities
— Unlisted	—	—	123	123

Total	4,285	—	164	4,449

The fair value of financial instruments traded in active markets is based on quoted market prices at the statement of financial position date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1 and comprise primarily equity securities of Telefónica which are classified as financial assets at fair value through other comprehensive income.

30.	FAIR VALUE ESTIMATION (Continued)

(a)	Financial assets and liabilities measured at fair value (Continued)

During the six months ended 30 June 2017 and 2016, there was no transfer between Level 1 and Level 2, or transfer into or out of Level 3. The Group’s policy is to recognise transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

(b)	Fair value of financial assets and liabilities carried at other than fair value

The carrying amounts of the Group’s financial instruments carried at amortised cost are not materially different from their fair values as at 30 June 2017 and 31 December 2016. Their carrying amounts and fair value and the level of fair value hierarchy are disclosed below:

	Carrying amounts as at 30 June 2017	Fair values as at 30 June 2017	Fair value measurements as at 30 June 2017 categorised into			Carrying amounts as at 31 December 2016	Fair value as at 31 December 2016
			Level 1	Level 2	Level 3
Non-current portion of long-term bank loans	5,410	5,089	—	5,089	—	4,495	4,339
Non-current portion of promissory notes	9,956	10,032	10,032	—	—	17,906	18,031
Non-current portion of corporate bonds	17,975	17,818	17,818	—	—	17,970	17,989

The fair value of the non-current portion of long-term bank loans is based on cash flows discounted using rates based on the market rates ranging from 0.86% to 4.84% (31 December 2016: 1.28% to 4.48%) per annum.

Besides, the carrying amounts of the Group’s other financial assets and liabilities carried at amortised cost approximated their fair values as at 30 June 2017 and 31 December 2016 due to the nature or short maturity of those instruments.

31.	RELATED PARTY TRANSACTIONS

Unicom Group is a state-owned enterprise directly controlled by the PRC government. The PRC government is the Company’s ultimate controlling party. Neither Unicom Group nor the PRC government publishes financial statements available for public use.

The PRC government controls a significant portion of the productive assets and entities in the PRC. The Group provides telecommunications services as part of its retail transactions, thus, is likely to have extensive transactions with the employees of other state-controlled entities, including their key management personnel and their close family members. These transactions are carried out on commercial terms that are consistently applied to all customers.

Management considers certain state-owned enterprises have material transactions with the Group in its ordinary course of business, which include but not limited to 1) rendering and receiving telecommunications services, including interconnection revenue/charges; 2) purchasing of goods, including use of public utilities; and 3) placing of bank deposits and borrowing money. The Group’s telecommunications network depends, in large part, on interconnection with the network and on transmission lines leased from other domestic carriers. These transactions are mainly carried out on terms comparable to those conducted with third parties or standards promulgated by relevant government authorities and have been reflected in the financial statements.

Management believes that meaningful information relating to related party transactions has been disclosed.

31.	RELATED PARTY TRANSACTIONS (Continued)

31.1	Connected transactions with Unicom Group and its subsidiaries

(a)	Recurring transactions

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors’ opinion, these transactions were carried out in the ordinary course of business.

		Six months ended 30 June
	Note	2017	2016
Transactions with Unicom Group and its subsidiaries:
Charges for value-added telecommunications services	(i)	11	18
Rental charges for property leasing	(i)	505	490
Charges for lease of telecommunications resources	(i)	139	116
Charges for engineering design and construction services	(i)	957	1,938
Charges for shared services	(i)	42	52
Charges for materials procurement services	(i)	16	40
Charges for ancillary telecommunications services	(i)	1,271	1,272
Charges for comprehensive support services	(i)	619	715
Income from comprehensive support services	(i)	12	3
Unsecured entrusted loan from Unicom Group	(i)	1,344	—
Interest expenses on unsecured entrusted loan	(i)	18	30
Net withdrawals of deposits placed with Finance Company by Unicom Group and its subsidiaries	(i)(ii)	(363)	—
Interest expenses on the deposits	(i)(ii)	17	—
Lending by Finance Company to Unicom Group	(i)(ii)	200	—
Interest income from lending services	(i)(ii)	1	—

(i)	On 25 November 2016, CUCL entered into the agreement, “2017–2019 Comprehensive Services Agreement” with Unicom Group to renew certain continuing connected transactions. 2017–2019 Comprehensive Services Agreement has a term of three years commencing on 1 January 2017 and expiring on 31 December 2019, and the service fees payable shall be calculated on the same basis as under previous agreement. Annual caps for certain transactions have changed under the agreement.
(ii)	China Unicom Finance Company Limited (“Finance Company”) has agreed to provide financial services to Unicom Group and its subsidiaries, including deposit services, lending and other credit services, and other financial services.

For the deposit services, the interest rate for deposits placed by Unicom Group and its subsidiaries will be no more than the maximum interest rate promulgated by the People’s Bank of China for the same type of deposit, the interest rate for the same type of deposit offered to other clients and the applicable interest rate offered by the general commercial banks in PRC for the same type of deposit.

For the lending services from Finance Company to Unicom Group and its subsidiaries, the interest rate will follow the interest rate standard promulgated by the People’s Bank of China, and will be no less than the minimum interest rate offered to other clients for the same type of loan, and the applicable interest rate offered to Unicom Group by the general commercial banks in PRC for the same type of loan.

31.	RELATED PARTY TRANSACTIONS (Continued)

31.1	Connected transactions with Unicom Group and its subsidiaries (Continued)

(b)	Amounts due from and to Unicom Group and its subsidiaries

Amount due from Unicom Group as at 30 June 2017 included a loan from Finance Company to Unicom Group of RMB200 million with a maturity period of 1 year and interest rate at 3.92% per annum (31 December 2016: Nil).

Amount due to Unicom Group as at 30 June 2017 included an unsecured entrusted loan from Unicom Group of RMB1,344 million with a maturity period of 1 year and interest rate at 3.92% per annum (31 December 2016: Nil).

Amount due to Unicom Group and its subsidiaries as at 30 June 2017 also included a balance of deposits received by Finance Company from Unicom Group and its subsidiaries of RMB2,034 million with interest rates ranging from 0.42% to 2.75% per annum for saving and fixed deposits of different terms (31 December 2016: RMB2,397 million with interest rates ranging from 0.46% to 1.50% per annum).

Apart from the above, amounts due from and to Unicom Group and its subsidiaries are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with Unicom Group and its subsidiaries as described in (a) above.

31.2	Related party transactions with Tower Company

(a)	Related party transactions

		Six months ended 30 June
	Note	2017	2016
Transactions with Tower Company
Interest income from Cash Consideration	(i)	394	337
Operating lease and other service charges	(ii)	8,418	7,723
Income from engineering design and construction services	(iii)	100	57

(i)	On 14 October 2015, CUCL and Unicom New Horizon Telecommunications Company Limited (“Unicom New Horizon”, a wholly- owned subsidiary of CUCL and an indirectly wholly-owned subsidiary of the Company) entered into a transfer agreement (the “Transfer Agreement”), amongst China Mobile Communications Company Limited and its related subsidiaries (“China Mobile”), China Telecom Corporation Limited (“China Telecom”), China Reform Holdings Corporation Limited (“CRHC”), and Tower Company. Pursuant to the Transfer Agreement, the Group, China Mobile and China Telecom will sell certain of their telecommunications towers and related assets (the “Tower Assets”) to Tower Company in exchange for shares issued by Tower Company and cash consideration. In addition, CRHC will make a cash subscription for shares of Tower Company.

The Tower Assets Disposal was completed on 31 October 2015 (“Completion Date”). The final consideration amount for the Tower Assets Disposal attributed to the Group was determined as RMB54,658 million. Tower Company issued 33,335,836,822 shares (“Consideration Shares”) to CUCL at an issue price of RMB1.00 per share and the balance of the consideration of approximately RMB21,322 million payable in cash (“Cash Consideration”). The first tranche of the Cash Consideration of RMB3,000 million payable by Tower Company was settled in February 2016. The remaining balance of the Cash Consideration of RMB18,322 million, together with related VAT of RMB2,704 million recoverable from Tower Company, will be settled before 31 December 2017. The outstanding Cash Consideration and related VAT carries interest at 3.92% per annum. For six months ended 30 June 2017, the interest income arisen from outstanding Cash Consideration and related VAT was approximately RMB394 million (for the six months ended 30 June 2016: approximately RMB337 million).

31.	RELATED PARTY TRANSACTIONS (Continued)

31.2	Related party transactions with Tower Company (Continued)

(a)	Related party transactions (Continued)

(ii)	At the time the Tower Assets Disposal was completed, CUCL and the Tower Company were in the process of finalising the terms of lease and service. However, to ensure there were no interruptions in the operations of the Group, the Tower Company had undertaken to allow the Group to use the Tower Assets during a transition period, notwithstanding that the terms of the lease and service have not all been finalised, and CUCL agreed to pay service charges for the use of the Tower Assets from the Completion Date to the date that formal agreement was entered into. In addition, CUCL also leased other telecommunications towers and related assets from the Tower Company which were previously owned by China Mobile and China Telecom, or constructed by the Tower Company.

On 8 July 2016, CUCL and Tower Company entered into a framework agreement to confirm the pricing and related arrangements in relation to the usage of certain telecommunications towers and related assets (the “Agreement”). The Agreement finalised terms including assets categories, pricing basis for usage charges, and relevant service period etc. Provincial service agreements and detailed lease confirmation for specified towers have been signed subsequently.

In connection with its use of telecommunication towers and related assets, the Group recognised operating lease and other service charges for the six months ended 30 June 2017 of totalled RMB8,418 million (for the six months ended 30 June 2016: RMB7,723 million).

(iii)	The Group provide engineering design and construction services, including system integration and engineering design services to Tower Company.

(b)	Amounts due from and to Tower Company

Amount due from Tower Company as at 30 June 2017 included outstanding Cash Consideration of RMB18,322 million and related VAT recoverable from Tower Company of RMB2,704 million (31 December 2016: RMB18,322 million and RMB2,704 million, respectively), both of which carries interest at 3.92% per annum, with the principal to be settled before 31 December 2017. Outstanding interest receivable amounted to RMB913 million as at 30 June 2017 (31 December 2016: RMB449 million).

Amount due to Tower Company balance mainly included operating lease and other service charges payable, and payable balance in relation to power charges paid by Tower Company on behalf of the Group, of RMB4,793 million in total as at 30 June 2017 (31 December 2016: RMB4,377 million in total).

Except as mentioned above, amounts due from and to Tower Company are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with Tower Company as described in (a) above.

31.3	Related party transactions with a joint venture

	Six months ended 30 June
	2017	2016
Transactions with a joint venture
Unsecured entrusted loan from joint venture	50	—

As at 30 June 2017, the Group has an unsecured entrusted loan from Smart Steps Digital Technology Co., Ltd., a joint venture company of the Group, of RMB50 million with a maturity period of 6 months and interest rate at 3.92% per annum (31 December 2016: Nil).

31.	RELATED PARTY TRANSACTIONS (Continued)

31.4	Operating lease and other commitments to related parties

As at 30 June 2017 and 31 December 2016, the Group had commitments to related parties in respect of total future aggregate minimum operating lease payments under non-cancellable operating leases and other commitments totalled RMB44,854 million and RMB49,038 million respectively.

32.	CONTINGENCIES AND COMMITMENTS

32.1	Capital commitments

As at 30 June 2017 and 31 December 2016, the Group had capital commitments, mainly in relation to the construction of telecommunications network, as follows:

	30 June 2017			31 December 2016
	Land and buildings	Equipment	Total	Total
Authorised and contracted for	1,352	10,731	12,083	13,473
Authorised but not contracted for	9,134	20,642	29,776	35,286

	10,486	31,373	41,859	48,759

32.2	Operating lease and other commitments

As at 30 June 2017 and 31 December 2016, the Group had total future aggregate minimum operating lease payments under non-cancellable operating leases and other commitments as follows:

	30 June 2017				31 December 2016
	Land and buildings	Equipment	Ancillary facilities*	Total	Total
Arrangements expiring:
— not later than one year	1,105	13,106	4,248	18,459	17,191
— later than one year and not later than five years	2,260	25,235	8,545	36,040	41,490
— later than five years	51	1,107	—	1,158	1,503

	3,416	39,448	12,793	55,657	60,184

*	The amount included payment commitments for non-lease elements.

32.3	Contingent liabilities

As at 30 June 2017, the Group had no material contingent liabilities and no material financial guarantees issued.

33.	NON ADJUSTING EVENT AFTER REPORTING PERIOD

A Share Company, the intermediate holding company, is currently contemplating a mixed-ownership reform plan. On 16 August 2017, the Company was informed by A Share Company that, subject to approvals by the relevant authorities and its shareholders, A Share Company expects to raise funds by way of a combination of non-public offering to certain strategic investors and other methods. In addition, subject to approvals by the relevant authorities and its shareholders, A Share Company also intends to introduce an employee incentive scheme, involving the issuance of restricted shares of A Share Company to employees, including eligible employees of our Group.

The net proceeds raised by A Share Company from the issuance referred to above is expected to be injected into our Group. A Share Company intends to discuss with the Company regarding the investment in our Group through a proposed subscription of shares of the Company either by way of a private placement or through participation in a rights issue, or by other means. As of today, the Company has not entered into any agreement in connection with any proposed subscription of shares of the Company by A Share Company.

For details, please refer to “Announcement in Relation to Mixed Ownership Reform and Resumption of trading” issued by the Company on 16 August 2017.

34.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with current period’s presentation.

35.	APPROVAL OF FINANCIAL INFORMATION

This unaudited condensed consolidated interim financial information was approved by the Board of Directors on 16 August 2017.

INDEPENDENT

REVIEW REPORT

To the Board of Directors of China Unicom (Hong Kong) Limited

(Incorporated in Hong Kong with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 8 to 40 which comprises the unaudited condensed consolidated interim statement of financial position of China Unicom (Hong Kong) Limited (the “Company”) and its subsidiaries (together, the “Group”) as of 30 June 2017 and the related unaudited condensed consolidated interim statement of income, statement of comprehensive income, statement of changes in equity and statement of cash flows for the six-month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof, and to be in compliance with either International Accounting Standard 34 “Interim Financial Reporting” issued by the International Accounting Standards Board or Hong Kong Accounting Standard 34 “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants, depending on whether the issuer’s annual financial statements are prepared in accordance with International Financial Reporting Standards (“IFRSs”) or Hong Kong Financial Reporting Standards (“HKFRSs”) respectively. As the annual financial statements of the Group are prepared in accordance with both IFRSs and HKFRSs, the directors are responsible for the preparation and presentation of the interim financial information in accordance with both International Accounting Standard 34 and Hong Kong Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial information and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity”, issued by the Hong Kong Institute of Certified Public Accountants. A review of the interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information as at 30 June 2017 is not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting” and Hong Kong Accounting Standard 34 “Interim Financial Reporting”.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

16 August 2017

OTHER

INFORMATION

SHARE OPTION SCHEME OF THE COMPANY

2014 Share Option Scheme

Pursuant to a resolution passed at the annual general meeting held on 16 April 2014, the Company adopted a new share option scheme (the “2014 Share Option Scheme”). The purpose of the 2014 Share Option Scheme was to recognise the contribution that certain individuals have made to the Company, to attract and retain the best available personnel and to promote the success of the Company. The 2014 Share Option Scheme is valid and effective for a period of 10 years commencing on 22 April 2014 and will expire on 22 April 2024. Following the expiry of the 2014 Share Option Scheme, no further share option can be granted under the 2014 Share Option Scheme, but the provisions of the 2014 Share Option Scheme will remain in full force and effect to the extent necessary to give effect to the exercise of any share options granted prior thereto or otherwise as may be required in accordance with the provisions of the 2014 Share Option Scheme.

No share options had been granted since adoption of the 2014 Share Option Scheme and up to and including 30 June 2017.

DIRECTORS’, CHIEF EXECUTIVES’ AND EMPLOYEES’ INTERESTS UNDER THE SHARE OPTION SCHEME OF THE COMPANY

During the six months ended and as at 30 June 2017, none of the Directors of the Company or chief executives or employees of the Company had any interests under any share option scheme of the Company.

DIRECTORS’ AND CHIEF EXECUTIVES’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30 June 2017, the interests and short positions of Directors and chief executives of the Company and their respective close associates in any shares, underlying shares and debentures of the Company or any of its associated corporations (as defined in Part XV of the Hong Kong Securities and Futures Ordinance (the “SFO”)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”), were as follows:

Name of Director	Capacity	Ordinary Shares Held	Percentage of Issued Shares
Cheung Wing Lam Linus	Beneficial owner (Personal)	200,000	0.0008%
Chung Shui Ming Timpson	Beneficial owner (Personal)	6,000	0.0000%

Save as disclosed in the foregoing, as at 30 June 2017, none of the Directors or chief executives of the Company or their respective close associates had any interests or short positions in any shares, underlying shares, or debentures of the Company or any of its associated corporations (as defined in Part XV of the SFO) as recorded in the register required to be kept pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code.

Furthermore, save as disclosed in the foregoing, during the six months ended 30 June 2017, none of the Directors or chief executives (including their spouses and children under the age of 18) of the Company had any interests in or was granted any right to subscribe in any shares, underlying shares, or debentures of the Company or any of its associated corporations, or had exercised any such rights.

MATERIAL INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As at 30 June 2017, the following persons (other than disclosed under the section headed “Directors’ and Chief Executives’ Interests and Short Positions in Shares, Underlying Shares and Debentures”) had the following interests and short positions in the shares or underlying shares of the Company as recorded in the register required to be kept pursuant to Section 336 of Part XV of the SFO:

		Ordinary Shares Held		Percentage of
Name of Shareholder		Directly	Indirectly	Issued Shares
(i)	China United Network Communications Group Company Limited (“Unicom Group”)[1,2]	—	18,032,853,047	75.30%
(ii)	China United Network Communications Limited (“Unicom A Share Company”)[1]	—	9,725,000,020	40.61%
(iii)	China Unicom (BVI) Limited (“Unicom BVI”)[1]	9,725,000,020	—	40.61%
(iv)	China Unicom Group Corporation (BVI) Limited (“Unicom Group BVI”)[2,3]	8,082,130,236	225,722,791	34.69%

Notes:

1.	Unicom Group and Unicom A Share Company directly or indirectly control one-third or more of the voting rights in the shareholders’ meetings of Unicom BVI, and in accordance with the SFO, the interests of Unicom BVI are deemed to be, and have therefore been included in, the respective interests of Unicom Group and Unicom A Share Company.
2.	Unicom Group BVI is a wholly-owned subsidiary of Unicom Group. In accordance with the SFO, the interests of Unicom Group BVI are deemed to be, and have therefore been included in, the interests of Unicom Group.
3.	Unicom Group BVI holds 8,082,130,236 shares (representing 33.75% of the issued shares) of the Company directly. In addition, Unicom Group BVI is also deemed under the SFO to be interested in 225,722,791 shares (representing 0.94% of the issued shares) of the Company held as trustee on behalf of a PRC shareholder.

Apart from the foregoing, as at 30 June 2017, no person had any interests or short position in the shares or underlying shares in the Company as recorded in the register required to be kept under Section 336 of the SFO.

Please also refer to Note 20 to the unaudited condensed consolidated interim financial information for details of the share capital of the Company.

REPURCHASE, SALE OR REDEMPTION OF LISTED SHARES OF THE COMPANY

For the six months ended 30 June 2017, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of the Company’s listed shares.

CHANGES OF DIRECTORS’ INFORMATION

Changes in Directors’ information since the publication of the Company’s 2016 annual report are set out below:

•	Mr. Shao Guanglu has been appointed as an Executive Director of the Company and a Non-Executive Director of PCCW Limited.

•	Mr. Cesareo Alierta Izuel resigned as a member of the Board of Directors of Telefónica S.A., as a director of DTS Distribuidora de Televisión Digital, S.A.U. and as the Chairman of the Consejo Empresarial para la Competitividad (Business Competitiveness Council). He has been appointed as a director of Telefónica Audiovisual Digital, S.L.U..

•	Mr. Cheung Wing Lam Linus has been resigned as a member of the Board of Governors of Centennial College.

•	Mr. Chung Shui Ming Timpson has been appointed as an Independent Non-Executive Director of China Railway Group Limited.

Save as stated above, no other information on the Directors of the Company is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules. The updated biographical details of the Directors are available on the website of the Company (www.chinaunicom.com.hk).

AUDIT COMMITTEE

The Audit Committee, together with the management and the auditor of the Company, KPMG, have reviewed the accounting principles and practices adopted by the Group, and discussed internal control and financial reporting matters, including the review of interim financial information for the six months ended 30 June 2017.

COMPLIANCE WITH CORPORATE GOVERNANCE CODE

The Board is committed to high standards of corporate governance and recognises that good governance is vital for the long-term success and sustainability of the Company’s business. The Company has complied with the code provisions in the Corporate Governance Code as set out in Appendix 14 of the Listing Rules for the six months ended 30 June 2017 except the following:

The roles and responsibilities of the chairman and the chief executive of the Company were performed by the same individual for the six months ended 30 June 2017. Mr. Wang Xiaochu serves as Chairman and CEO of the Company. Mr. Lu Yimin serves as President of the Company. Mr. Wang Xiaochu is responsible for chairing the Board and for all material affairs, including development, business strategy, operation and management, of the Company. Mr. Lu Yimin is responsible for the daily operation and management of the Company. The Board believes that at the present stage, Mr. Wang Xiaochu and Mr. Lu Yimin have achieved the aforesaid principle of separation of responsibilities to ensure balance of power and authority. These arrangements also facilitate the formulation and implementation of the Company’s strategies in a more effective manner so as to support the effective development of the Company’s business.

The Directors of the Company (including non-executive Directors) are not appointed for a specific term but are subject to retirement by rotation at general meetings pursuant to the Company’s articles of association and at least once every three years.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules to govern securities transactions by directors. Further to the specific enquiries made by the Company to the directors, all directors have confirmed their compliance with the Model Code for the six months ended 30 June 2017.

COMPLIANCE WITH APPENDIX 16 OF THE LISTING RULES

According to paragraph 40 of Appendix 16 of the Listing Rules, save as disclosed herein, the Company confirmed that the current company information in relation to those matters set out in paragraph 32 of Appendix 16 has not changed materially from the information disclosed in the Company’s 2016 annual report.

中國聯合網絡通信（香港）股份有限公司
CHINA UNICOM (HONG KONG) LIMITED

香港皇后大道中 99 號中環中心 75 樓
75th Floor, The Center, 99 Queen's Road Central, Hong Kong
電話 Tel (852) 2126 2018　傳真 Fax (852) 2126 2016

www.chinaunicom.com.hk

MIX
Paper from responsible sources
FSC® C102066

Designed & printed by cre8corp 設計及印刷

CHINA UNICOM (HONG KONG) LIMITED 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong Tel (852) 2126 2018 Fax (852) 2126 2016 www.chinaunicom.com.hk TM FSC www.fsc.org MIX Paper from responsible sources FSC TM C102068 Designed & printed by cre8corp Financial Documentation Specialist